Bright Start Ed-Tech Inc.

A Mobile App that Merges Technology, Emotional Intelligence, and Personalized Learning.



The Problem

Traditional Education is Failing

Engagement Gap: Students are bored and disconnected.

Learning Lag: 50%+ are falling behind grade-level expectations.

One-Size-Fits-All: Ignores diverse learning styles.

The system is outdated, leaving millions unprepared for the future.

The Solution

Personalized AI-Powered Learning

- **Tailored to Every Student**: AI adapts to individual learning styles.
- **Boosts Engagement**: Interactive and dynamic learning experiences
- **Closes Learning Gaps**: Real-time progress tracking and support.

Revolutionizing education in a $404B market.



Ed-Tech Market

Market Growth:

- Projected to grow from $220.5B (2023) to $810.3B (2033) at a CAGR of 13.9%.

Key Drivers:

- AI, AR/VR, cloud-based platforms, personalized learning, and corporate upskilling.

Segment Insights:

- K-12 education: Largest market share at 55.9%.

The Product

Revolutionizing Education with AI-Powered Personalization

- **Problem**: Teachers struggle to create individualized plans for large classes.

- **Solution:** Bright Start Ed-Tech uses AI to deliver tailored learning plans for each student.

Key Benefits:

- **Learner-Driven**: Students own their learning journey.
- **Flexible Access**: Learn anytime, anywhere.
- **Data-Driven Feedback**: Real-time progress tracking.
- **Adaptive Learning Paths**: Custom pacing for concept mastery.
- **Real-World Relevance**: Focus on lifelong practical skills.

Impact: Saves teachers' time, increases engagement, closes learning gaps, and drives mastery.

Current Development

Phase 1: Parent/Child Engagement Mobile App

Launch: Q1 2025

Goal: Boost parent involvement to support student confidence and growth.

Impact: Lays the foundation for personalized K-12 learning.

Business Vision & Growth Strategy

- **Mission-Driven Growth:** Expert-guided education and tech strategy.
- **Funding Focus:** Branding, marketing, and app launch.
- **Big Picture:** Build an AI-powered platform for personalized K-12 learning.

Bright Start Ed-Tech: Transforming education, one innovation at a time.

The Game Plan

Revolutionizing STEAM Education

- **Mission:** Transform STEAM learning with AI-powered personalization.

- **Solution:** Project-based, tailored learning to boost engagement and resources.

- **Alignment:** Supports NSF's focus on impactful educational innovation.



The Game Plan



Expanding Impact:

Goal: Strengthen family bonds, support growth, and build global citizens.

Go-to-Market: Use social influencers to engage parents and expand reach.

Scalable. Inclusive. Transformative.

The Team



Gary Surdam-CEO/Founder
- Founder and CEO of three startups, including one with a successful exit.
- Leading two active ventures with innovative approaches in education and technology.
- Harvard Business School Alumnus with a focus on Entrepreneurship and Innovation.
- Global Education Expertise: Professor of Global Education, bringing a wealth of knowledge and vision to revolutionize learning solutions.



Siu Leung-Director of Technology
- Graduate of the University of Southern California with an MBA, combining technical expertise with strategic business insights.
- Deep knowledge of computer science and hands-on experience in building scalable, user-centric educational platforms.
- Dedicated to delivering a cutting-edge product that redefines personalized education and sets new standards in the EdTech industry.



Dr. Luis Valentino-Advisory Board Member
- Former Superintendent with extensive experience leading diverse educational systems.
- A lifelong champion for addressing learning gaps, particularly among underserved students.
- Provides invaluable insights to shape product development, ensuring solutions align with educators' and learners' needs.
- Dr. Valentino's vision and expertise ensure Bright Start Ed-Tech remains mission-focused while meeting the demands of modern education.



Dr. Elizabeth Alvarez-Advisory Board Member
- Over 15 years of instructional leadership experience, dedicated to fostering growth among staff, students, and the community.
- Holds a Ph.D. in Curriculum and Instruction, with a proven track record of developing strategic plans and implementing impactful initiatives.
- Dr. Álvarez brings invaluable expertise in education strategy and innovation, ensuring Bright Start Ed-Tech creates meaningful and inclusive solutions for modern learners.

Financial Forecast

This forecast assumes a steady increase in user acquisition, continued product development, and a strategic focus on both individual and institutional revenue streams.

Year	Active Users	Projected Revenue	Total Expenses	Net Income
2025	150,000	$5 million	$4 million	$1 million
2026	500,000	$20 million	$7 million	$13 million
2027	1.5 million	$60 million	$16 million	$44 million
2028	3 million	$120 million	$22 million	$98 million
2029	5 million	$200 million	$28 million	$172 million

Join Us on this Educational Revolution!



Invest in Bright Start Ed-Tech Inc. to drive innovation, empower students, and shape the future of education. Together, we are creating a world where learning and emotional growth go hand in hand.

Bright Start Ed-Tech Inc.

Personalized Learning

Contact us today

Explore investment opportunities

Gary.surdam@illoominate.net

(951) 440-4561

